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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP	212 450 4674 tel
450 Lexington Avenue	212 701 5674 fax
New York, NY 10017	richard.truesdell@davispolk.com

November 12, 2009

Re:	Cobalt International Energy, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-161734

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission (the “Commission”)
Mail Stop 7010
100 F Street N.E.
Washington, DC 20549-4628

Dear Mr. Schwall:

This letter relates to the Company’s Registration Statement on Form S-1, as amended through Amendment No. 2 on October 29, 2009. On behalf of the Company, we hereby provide the following proposed price range and share number information to be included in the Company’s preliminary prospectus (the “Preliminary Prospectus”) relating to the proposed offering referred to above (the “Offering”) for the Commission’s review. Such Preliminary Prospectus will state that the initial offering price to the public of the Company’s common stock (the “Common Stock”) is expected to be between $15.00 and $17.00 per share, based on 63,000,000 shares of Common Stock offered to the public in connection with the Offering and 346,200,000 shares expected to be outstanding upon completion of the Offering.

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674.

Sincerely,

/s/ Richard D. Truesdell, Jr., Esq.

Richard D. Truesdell, Jr., Esq.

cc:	Parker Morrill
Joseph H. Bryant
David J. Beveridge, Esq.
Christopher J. Cummings, Esq.